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                                                                     Exhibit 8.2


    [LOGO OF MORRIS, LAING, EVANS, BROCK & KENNEDY, CHARTERED APPEARS HERE]


                               January __, 1999


Cross Timbers Oil Company
810 Houston Street - Suite 2000
Fort Worth, TX 76102-6298

Gentlemen:

        We have reviewed the Hugoton Royalty Trust Royalty Trust Indenture dated as of December 1, 1998 ("the Royalty Trust Indenture"), Conveyance and the prospectus (the "Prospectus") contained in the Registration Statement No. 333-68441 filed December 4, 1998, relating to Units of Beneficial Interest (the "Units") in the Hugoton Royalty Trust (the "Trust"). All terms capitalized in this letter and not defined in this letter shall have the same meanings given to them in the Royalty Trust Indenture. In offering the opinions set out below, we are relying upon the provisions as contained in the foregoing documents.

        Although there is no clearly determinative Kansas law on the questions, we are of the opinion that as to Units owned by an individual who is not a resident of the state of Kansas, the Units will be treated as intangible personal property, rather than as interests in tangible personal property having a situs in Kansas, for purposes of death tax, probate, and devolution of title. With one possible exception discussed below, a Unit owned by an individual who is not a resident of the state of Kansas at the date of death would not be subject to probate in Kansas or to Kansas estate tax. If the certificate representing a Unit is physically located in Kansas at the time of the nonresident owner's death, a Kansas statute declares that Kansas courts have jurisdiction to probate the Unit. In that situation the Unit would arguably also be subject to Kansas estate tax. Kansas has no gift tax.

        It is well established under Kansas law that an oil and gas lease covering Kansas land, and interests in such a lease, are intangible personal property unless defined otherwise by statute for a particular purpose. In this connection, we note that prior to July 1, 1998, for inheritance tax purposes, Kansas Statutes Annotated (S)79-1559 defined oil and gas leases on lands in this state and all interests created thereby, or arising therefrom, as tangible personal property having a tax situs in this state. That statutory section was repealed effective July 1, 1998, and the definition quoted above


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Cross Timbers Oil Company
Page 2
January __, 1999


was not reinserted into any other statutory section. We believe that this repeal therefore revives the applicability of the opinion of the Kansas Supreme Court in the Denver National Bank of Denver, Colorado v. State Commission of Revenue and Taxation of the State of Kansas, 176 Kan. 617 (1954). In that case, the Kansas Supreme Court held that an interest in an oil and gas lease is intangible personal property and has a tax situs in the state of the residence of its owner at the time of death. K.S.A. (S)79-1559, and its predecessors, all of which have now been repealed, were adopted by the Kansas legislature in response to the Denver National Bank opinion.

        Although there is no determinative precedent, and Kansas taxing authorities may adopt a contrary view, we are of the opinion that:

        1. The activities of the Trust and the Trustee as permitted under the Royalty Trust Indenture and the Conveyances will not subject either the Trust or the Trustee to income taxation by the State of Kansas;

        2. An owner of a Unit who is not a Kansas resident will not be subject to Kansas income tax and will not be required to file a Kansas income tax return, provided that such Unit and such Unit owner's indirect interest in the Royalties (through ownership of such Unit) are not employed by the Unit owner in a trade, business, profession or occupation carried on in Kansas, and further provided that the Unit owner is not otherwise subject to Kansas income tax; and

        3. Nonresidents of Kansas will not be subject to Kansas income tax on gains from sales of Units, subject to the same provisos set forth in opinion 2, immediately above.

In rendering these opinions, we have assumed that the Trust (i) will not own any property in Kansas other than the Royalties, (ii) will not conduct any activities in Kansas other than ownership of the Royalties for the benefit of the Unit holders, and (iii) is a grantor trust for federal income tax purposes.

        Because no Kansas court decisions, statutory provisions, or Kansas Department of Revenue rulings have specifically addressed the precise questions upon which we opine herein, all opinions expressed in this letter must be considered in light of the lack of such authority.














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Cross Timbers Oil Company
Page 3
January __, 1999

        These opinions are based on Kansas law as of the date of this letter, and we disclaim any responsibility to advise you of any subsequent changes in Kansas law that might affect our opinions.

        We are furnishing this opinion letter to you solely for your benefit. It is not to be quoted in whole or in part, disclosed, made available to or relied upon by any other person, firm or entity without our express prior written consent.

        We hereby consent to the use of this opinion in the above-referenced Registration Statement and to the use of our name in the Section of the Prospectus captioned "State Tax Considerations."

                                        Very truly yours,

                                        MORRIS, LAING, EVANS, BROCK &
                                        KENNEDY, Chartered



                                        Robert I. Guenthner